Rule 12g3-2(b) File Number: ~~82-5237~~

82-34629



03 SEP -4 AM 7:21

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

August 19, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

03029812

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~

SUPPL

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith the following documents filed with the stock exchanges and made public:

1. Notice to the exchanges on August 18, 2003 regarding the preliminary announcement of interim results for the six months ended June 30, 2003, with corresponding information on interim dividend, publishing newspapers & closure of register of members; and
2. Copy of the announcement mentioned above, together with notice of extraordinary general meeting.

The announcements themselves should be self-explanatory. We hope that you find the documents in order, and thank you for your attention.

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Sincerely yours,

dlw 9/8

Jingzhong Zhang
Company Secretary
Zhejiang Expressway Co., Ltd.



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

August 18, 2003

To: Hong Kong Stock Exchange
Information Service Department — By fax only: (852) 2877 6987

To: London Stock Exchange
Regulatory News Service — By fax only: (44) 20 7588 6057

To: Berlin Stock Market — By fax only: (49 30) 59 00 84-20

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company")
Preliminary Announcement of Interim Results
- Interim Dividend, Newspapers & Closure of Register of Members

The Company held a board meeting on August 18, 2003, and approved, among others, the release of interim results for the six months ended June 30, 2003, as well as the resolution recommending the payment of an interim dividend of Rmb4.0 cents per share in respect of six months ended June 30, 2003. The recommendation is subject to approval at the extraordinary general meeting of the shareholders of the Company to be held on October 9, 2003.

The preliminary announcement of interim results of the Company and its subsidiaries for the six months ended June 30, 2003 will be made on August 19, 2003 on two Hong Kong newspapers, namely the <South China Morning Post> in English, and the <Hong Kong Economic Journal> in Chinese.

The register of members of H shares of the Company ("H Shares") will be closed from September 9, 2003 to October 8, 2003 (both days inclusive), during which no transfer of shares will be registered. Holders of H Shares whose name appear in the Register of Members on September 8, 2003 are entitled to the said interim dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars. Details on the exchange rate to be used, as well as the payment date will be announced after approval of the recommendation by the extraordinary general meeting of the shareholders of the Company.

Yours faithfully,

For and on behalf of
Zhejiang Expressway Co., Ltd.

Jingzhong Zhang
Company Secretary

Cc: Mr. Michael Ngai / Mr. Charles Cassidy – Cazenove Asia Limited, (852) 2530 9492
Cc: Ms. Denise Wong / Ms. Gigi Lau – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

2003 Interim Results Announcement

- Turnover grew by 9.4% to Rmb1,099,917,000;
- Net profit increased by 10.3% to Rmb492,147,000;
- Earnings per share was up 10.3% at Rmb11.3 cents;
- An interim dividend of Rmb4.0 cents per share is recommended.

The directors ("Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2003 (the "Period"), prepared in conformity with accounting policies generally accepted in Hong Kong with basis of preparation as stated in Note 1 to the condensed consolidated income statement below.

During the Period, turnover for the Group grew by 9.4% to reach Rmb1,099,917,000 and net profit from ordinary activities attributable to shareholders increased by 10.3% to reach Rmb492,147,000. Earnings per share for the Period was Rmb11.3 cents, representing an increase of 10.3% over the same period in 2002.

The Directors recommend the payment of an interim dividend of Rmb4.0 cents per share in respect of the Period, subject to approval at the extraordinary general meeting of the shareholders of the Company to be held on October 9, 2003.

Set out below is the unaudited consolidated income statement for the Period with relevant notes:

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		For the six months ended June 30,	
		2003	**2002**
	Notes	*Rmb'000*	*Rmb'000* *(Re-stated)*
Turnover	2	**1,099,917**	**1,005,306**
Operating cost		(316,266)	(228,964)
Gross profit		783,651	776,342
Other revenue	3	56,033	56,069
Administrative expenses		(29,908)	(28,091)
Other operating expenses		(12,846)	(11,987)
Profit from operating activities	2,4	**796,930**	**792,333**

	Notes	For the six months ended June 30, 2003 Rmb'000	2002 Rmb'000 (Re-stated)
Finance costs		(66,518)	(83,544)
Share of profit of associates		5,936	2,791
Share of profit of a jointly-controlled entity		3,810	630
Profit before taxation		**740,158**	**712,210**
Tax	5	(203,370)	(212,896)
Profit before minority interests		**536,788**	**499,314**
Minority interests		(44,641)	(53,296)
Net profit from ordinary activities attributable to shareholders		**492,147**	**446,018**
Interim dividends	6	173,725	173,725
Earnings per share (Rmb cents)	7	**11.3**	**10.3**

Notes:

1. **Basis of presentation**

The condensed consolidated interim financial statements are prepared in accordance with the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the relevant disclosure requirements as stipulated in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Except for the first-time adoption of the revised SSAP No.12 "Income Taxes", the accounting policies and the basis of preparation adopted are consistent with those adopted in the financial statements of the Group for the year ended December 31, 2002.

Corresponding figures for 2002 are re-stated following the adoption of the revised SSAP No. 1 on "Presentation of financial statements".

2. **Turnover and segment information**

During the Period, the principal activities of the Group did not change. The operating results by principal activities are summarized as follows:

	For the six months ended June 30, 2003		2002	
	Unaudited	Unaudited	Unaudited	Unaudited
	Turnover	Profit contribution	Turnover	Profit contribution
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Segment by business activities				
— Toll	1,040,329	764,572	963,081	764,022
— Service areas	46,871	11,549	30,678	6,645
— Advertising	12,717	7,530	11,547	5,675
	1,099,917	783,651	1,005,306	776,342
Others		56,033		56,069
Administrative expenses		(29,908)		(28,091)
Other operating expenses		(12,846)		(11,987)
Profit from operating activities		796,930		792,333

No further analysis of the turnover and profit from operating activities by geographical segment was prepared as the turnover and profit from operating activities of the Group were all generated from Zhejiang Province, the PRC during the Period.

3. **Other revenue**

	For the six months ended June 30,	
	2003	**2002**
	Unaudited	**Unaudited**
	Rmb'000	*Rmb'000*
Revenue from short-term securities investments	30,683	37,382
Interest income	8,208	7,147
Rental income	11,199	4,351
Trailer income	4,573	4,620
Exchange gain	—	1,962
Other miscellaneous income	1,370	607
Total	56,033	56,069

4. **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging:

	For the six months ended June 30,	
	2003	**2002**
	Unaudited	**Unaudited**
	Rmb'000	*Rmb'000*
Depreciation	113,508	109,288
Amortization of expressway operating rights	4,350	4,350
Amortization of goodwill	6,317	5,481
Staff costs	39,428	31,833

5. **Taxation**

As the Group had no taxable profits in Hong Kong during the Period, no Hong Kong profits tax has been provided.

The Group was subject to Corporate Income Tax ("CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and accounting standards in the PRC.

According to the relevant national tax rules, Zhejiang Shangsan Expressway Co., Ltd.("Shangsan Co"), a 73.625% owned subsidiary of the Company, was entitled to a 50% CIT exemption for the year ended December 31, 2002 as it was categorised as an "enterprise providing employment opportunities to redundant city and country workers". Approved by the local taxation authorities, Rmb33.25 million in taxation was refunded to Shangsan Co during the Period.

Since the refund status needs to be reviewed by relevant authorities on an annual basis, there is no guarantee that Shangsan Co will continue to qualify for such refund in the future.

	For the six months ended June 30,	
	2003	2002
	Unaudited	Unaudited
	Rmb'000	*Rmb'000*
Group		
Accounting profit before tax	740,158	712,210
Tax at the applicable tax rate of 33%	244,252	235,029
Tax effect of net (income)/expense that is not (taxable)/deductible in determining taxable profit	(43,237)	(23,578)
Share of taxation attributable to associates	2,601	3,136
Share of deferred taxation attributable to associates	(712)	(2,183)
Share of deferred taxation attributable to a jointly-controlled entity	466	492
Taxation charged for the Period	203,370	212,896
Analyzed by principal components		
Current tax expense	158,186	165,419
Deferred tax expense relating to the temporary differences	45,184	47,477
	203,370	212,896

6. **Dividends**

The Directors recommend the payment of an interim dividend of Rmb4.0 cents (approximately HK3.8 cents) per share (for the six months ended June 30, 2002: Rmb4.0 cents). The recommendation has been set out in the financial statements.

7. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb492,147,000 (for the six months ended June 30, 2002: Rmb446,018,000) and the 4,343,114,500 shares (June 30, 2002: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the six months ended June 30, 2003 have not been calculated, as no diluting event occurred during the Period.

BUSINESS REVIEW

Despite negative impact from the outbreak of the Severe Acute Respiratory Syndrome ("SARS") in the PRC during the first half of 2003, the Group's business operations continued to expand during the Period, buoyed by a better-than-expected economic performances at national and regional levels since the start of the year, as well as greater-than-usual sales in passenger cars.

In Zhejiang Province, where all of the Group's operating activities are located, GDP growth rate during the Period was 12.7%, 4.5 percentage points higher than the national average of 8.2%, and 0.4 percentage points higher than the 12.3% growth rate in 2002.

Having weathered the eventful first half of the year, business operations of the Group continued to expand. Turnover for the Group during the Period was Rmb1,099,917,000, representing an increase of 9.4% over the same period last year, while net profit attributable to shareholders was Rmb492,147,000, representing an increase of 10.3%.

With the Group's focus on toll road operations, toll income accounted for approximately 94.7% of the Group's total income during the Period, while other business operations grew at a faster pace, gaining an increasing share of the Group's total income.

Toll Road Operations

Robust economic growth in the Yangtze River Delta region, evidenced by strong GDP growth rates and increasing sales in passenger cars, led to continued rapid growth in traffic volume on the expressways operated by the Group during the Period, except for certain sections which were affected by traffic diversions due to newly opened expressways.

Traffic volume on the Shanghai-Hangzhou-Ningbo Expressway grew by 6.4% during the Period, equivalent to 25,231 full trips per day. The growth rate was less than those achieved in previous years, mainly due to traffic diversion caused by the newly opened eastern section of Hangzhou City Ring Road, as well as the SARS outbreak.

The anticipated traffic diversion by Hangzhou City Ring Road started at the end of 2002 when the eastern section of the road was completed and opened to traffic, providing an alternative to a 39.3km section of the Shanghai-Hangzhou-Ningbo Expressway.

Measures to contain the spread of SARS, including travel controls, were introduced with full force in Zhejiang Province starting from April 21, 2003. Traffic volume growth rate on the Shanghai-Hangzhou-Ningbo Expressway plummeted in the initial two weeks since such measures were introduced, but soon began to recover as the spread of SARS was being quickly contained.

A further challenge but which did not cause traffic interruption on the Shanghai-Hangzhou-Ningbo Expressway, was the construction works brought by the expressway-widening project and road surface-overlaying project. While the ongoing road surface-overlaying project progressed ahead of schedule, measures in various aspects of construction works were taken to minimize its impact on the normal traffic flow on the expressway, including shifting works which are normally carried out during daytime to night-time to avoid causing major congestions on the expressway.

On certain sections of the Shanghai-Hangzhou-Ningbo Expressway where the surface-overlaying project has already been completed, substantial improvement in the level of quality of service is already apparent, as reflected in greater satisfaction enjoyed by the customers who are able to drive more smoothly and comfortably on the expressway.

The Shangsan Expressway saw its traffic volume grow by 24.8% during the Period, representing 13,613 full trips per day, continuing the strong growth momentum since its full completion and opening to traffic in December 2000.

Overall toll income for the Group rose 8.0% to Rmb1,097,479,000 during the Period, among which the Shanghai-Hangzhou-Ningbo Expressway accounted for Rmb852,188,000, an increase of 4.7% over the same period last year, while the Shangsan Expressway accounted for Rmb245,291,000, an increase of 21.2% over the same period last year.

Benefiting from the increasingly enhanced expressway networks around Hangzhou City, the 9.45km Shida Road, owned and operated by Hangzhou Shida Highway Co., Ltd. ("Shida Co"), a 50% jointly controlled entity of the Company, witnessed a 77.0% growth in traffic volume and a 58.1% growth in toll income. Net profit generated by Shida Co was Rmb6.69 million.

Other Business Operations

With the addition of the opening for business of the Xinchang service area along the Shangsan Expressway at the beginning of the year, there are now a total of six service areas operated by the Group, compared to five during the first half of 2002. Reflecting the growth in demand for such services, turnover generated by the service areas grew by 52.8% to Rmb46,871,000 during the Period, while net profit grew by 50.1% to Rmb7,421,000.

Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), a 50% owned associate of the Company, was able to substantially expand its wholesale business in petroleum products while continuing to improve profit margins at its retail outlets. Turnover during the Period grew by 74.4% to Rmb525.97 million, and net profit increased by 166.7% to Rmb7.91 million.

Further expanding its billboard advertising business along the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co"), a 70% owned subsidiary of the Company, achieved a turnover of Rmb11.25 million and net profit of Rmb3.04 million during the Period, representing increases of 4.1% and 14.8%, respectively.

During the Period, JoinHands Technology Co., Ltd. ("JoinHands Technology"), a 27.58% owned associate of the Company, focused on developing new products in the area of logistics and networking. Turnover realized by JoinHands Technology increased slightly to Rmb8.88 million during the Period, as net profit fell by 26.4% to Rmb339,000.

In order to place a stronger focus on, and streamline the operations of, ancillary businesses of the Group, a new subsidiary company named Zhejiang Expressway Investment Development Co., Ltd. ("Development Co") was established on May 28, 2003. Principal activities of Development Co include the operation of service areas as well as roadside advertising along the expressways operated by the Group, with a view to expanding into other non-toll road business operations in the future.

Expressway Widening Project

Phase 1 of the project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes ("Expressway Widening Project") has progressed ahead of schedule. Half of the expansion works along the 44km section from Hongken to Guzhu has already completed

and opened to traffic in August 2003, while the remaining works is expected to be completed by October 2003. Having been the busiest section of the expressway, the widened section has greatly relieved congestion experienced during peak hours, gaining both public recognition for its improved traveling conditions, and increased capacity for accommodating further traffic growth in the future.

Phase 2 of the Expressway Widening Project, pertaining to an approximately 95km section from Dajing to Fengjing, has commenced construction in July 2003 and is slated for completion by the end of 2005.

Acquisitions

On May 8, 2003, the Company entered into an agreement with Xinchang County Transport Development Company ("Xinchang Transport") to acquire an additional 2% ownership interest in Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a subsidiary of the Company, for a cash consideration of Rmb57.6 million after the ongoing negotiations between the Company and Xinchang Transport was concluded.

As a result of the acquisition, the Company's ownership interest in Shangsan Co was increased from 71.625% to 73.625%, while Xinchang Transport's ownership interest was decreased from 2% to zero.

FINANCIAL ANALYSIS

During the Period, the Group continued to follow financial policies adopted in previous financial years without making significant changes.

Profitability

Earnings per Share

The Group was able to maintain double digit growth in earnings per share at 10.3% to Rmb11.3 cents during the Period.

Return on Equity

Return on equity was 5.02% during the Period, representing an increase of 6.1% over the same period last year. The Group follows a policy of maintaining steady growth in dividends, while seeking continued growth in return on equity, thereby increasing shareholder value.

Profitability of Main Assets

Toll income from Shanghai-Hangzhou-Ningbo Expressway, a main asset of the Group, grew at a slower rate during the Period than the same period last year, due to the traffic diversion by Hangzhou City Ring Road and the SARS outbreak. However, the return on the expressway asset, calculated by dividing the net profit contribution from the expressway by its value, was maintained at a relatively high rate of 9.81% during the Period.

Shangsan Expressway, another main asset of the Group, continued to experience more than 20% growth in toll income during the Period. With continued improvement in profitability, its return on the expressway asset increased from 5.23% last year to the Period's 6.53%. Share of net profit of the Group attributable to Shangsan Expressway increased from 16% for the same period last year to 20% for the Period.

Financial Resources and Liquidity

Financial Resources

As at June 30, 2003, the Group held Rmb949,319,000 in cash, cash equivalents and time deposits, and Rmb1,114,449,000 in short-term investments, totaling Rmb2,063,768,000. 93.4% of the short-term investments are treasury bonds, and the remaining investments are mostly close-ended security investment funds.

The Group has fully taken financial risks into account in its cash management, hence its short-term investments mainly comprise products available domestically that are relatively stable in returns and low in investment risk, such as treasury bonds.

Cash Flow and Liquidity

During the Period, the Group's net cash flow from operating activities was Rmb902,770,000. The main assets of the Group, the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, consistently generated strong and steady cash inflow from their daily operations.

As at June 30, 2003, among the current assets of the Group, totaling Rmb2,163,278,000, account receivables, other receivables and inventories accounted for only 5.1% of the current assets, representing a decrease compared with previous years (as at December 31, 2002: 7.4%).

Considering the performance of the Group, the Directors believe the Group has sufficient financial resources to continue operations in the foreseeable future.

Borrowings and Debt Repayment Ability

Interest-bearing Borrowings

By the end of the Period, the Group had Rmb3,112,290,000 interest-bearing borrowings, representing an increase of Rmb74,090,000 from the level at the beginning of the Period. The structure of the Group's interest-bearing borrowing changed during the Period as a result of the issuance of Rmb1 billion of 10-year corporate bonds. Short-term interest-bearing borrowings with a maturity term of under one year decreased by 40.5% from the level at the beginning of the Period, while interest-bearing borrowings with a maturity term of one year or above increased by 72.3%.

The annual coupon rate for the 10-year Rmb1 billion corporate bonds is fixed at 4.29%, with interests payable annually. The interest rates of the domestic commercial bank loans, US Dollar loans extended by the World Bank and the government loans were the same as those applicable on December 31, 2002. Financing cost for the Group decreased as a result of the issuance of corporate bonds by the Company.

Debt Capital Structure

The Group's debt capital structure changed considerably from the structure at the end of 2002. Short-term interest-bearing liabilities decreased from Rmb1,881,553,000 at the beginning of 2003 to Rmb1,118,820,000, representing a decrease in the percentage of total interest-bearing liabilities from 61.9% to 35.9% by the end of the Period. Long-term interest-bearing liabilities increased from Rmb1,156,647,000 at the beginning of 2003 to Rmb1,993,470,000, representing an increase from 38.1% to 64.1%.

The Group has the characteristics of its industry, that is a substantial majority of assets are long-term assets such as fixed assets, and most of current assets are cash. The management reviews the maturity profile of the Group's debt portfolio from time to time, seeking to match its debt structure with its asset characteristics, and make corresponding adjustments when necessary so as to ensure the Group has sufficient financial resources to meet the needs of debt repayment and operations. The Directors believe that the adjustment in debt capital structure during the Period is more suitable to the Group's present asset structure.

Gearing Ratio

During the Period, interest bearing liabilities, non-interest bearing liabilities and shareholders' equity amounted to Rmb3,112,290,000, Rmb1,895,030,000, and Rmb9,803,058,000, respectively. As at June 30, 2003, the gearing ratio (total liabilities over shareholders' equity) was 51.1% (December 31, 2002: 49.5%).

Profit to Interest Ratio

The Group's profit to interest ratio was increased during the Period, due to lower financing costs resulting from the corporate bonds issued by the Company at a lower cost than domestic bank borrowings.

During the Period, interest expense was approximately Rmb80,691,000 (for the six months ended June 30, 2002: Rmb83,544,000). With profit before interest and taxation at approximately Rmb806,675,000, the profit to interest expense ratio was 10.0 (for the six months ended June 30, 2002: 9.5).

Capital Expenditure Commitments and Utilization

As at December 31, 2002, capital expenditure committed by the Group was Rmb5,454 million, among which Rmb189 million was mainly used on the Expressway Widening Project during the Period.

With another Rmb57.6 million used for the acquisition of an additional 2% ownership interest in Shangsan Co, the total capital expenditure for the Group during the Period was Rmb247 million.

As at June 30, 2003, the Group had Rmb5,265 million capital expenditure commitments, of which Rmb4,300 million was committed to the Expressway Widening Project.

Contingent Liabilities and Pledge of Assets

Contingent Liabilities

Other than a loan guarantee of Rmb30 million provided in favor of Shida Co, a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at June 30, 2003.

Pledge of Assets

The Group had no pledge of assets during the Period.

Foreign Exchange Exposure

The Group's liabilities in foreign currencies mainly comprise a World Bank loan of approximately US$100 million borrowed for the construction of the Zhejiang section of the Shanghai-Hangzhou Expressway.

In addition, dividends for H shares payable by the Company are settled in Hong Kong Dollars.

As the exchange rate between Renminbi and US Dollar remains stable, and the operating income and cost of the Group are limited to the activities within the PRC, the Directors do not foresee any material foreign exchange exposure for the Group, though there is no assurance that any foreign exchange exposure will not affect the operating results of the Group.

Human Resources

In addition to providing training for existing employees and recruiting new talents, the Group increased its effort in outsourcing professional advisories during the Period. The strategy has led to technological solutions that successfully reduced costs in major construction and maintenance works carried out by the Group.

Other than the above, the Group had no significant changes in the number of employees, remuneration policies and training schemes during the Period.

OUTLOOK

The new session of China's central government, taking office in March 2003, has shown determination to further integrate cities and provinces in the Yangtze River Delta region. Ranked as the largest economic region in China earlier this year, for the first time in more than twenty years, the region is expected to foster greater cooperation between the various cities and provinces, with interaction between Zhejiang Province and Shanghai expected to intensify in particular.

With the impact of the SARS outbreak largely subsided by July 2003, and many local enterprises putting in extra effort to recover earnings lost during the SARS outbreak, we already see a stronger-than-usual growth in traffic volumes on the two expressways operated by the Group, indicating a return to robust economic growth for Zhejiang Province in the second half of the year.

As future transport demand in the Yangtze River Delta region is expected to exceed previous forecasts, local transport authorities are planning more transportation infrastructure projects. On June 7, 2003, the Hangzhou Bay Bridge commenced construction, and is scheduled for completion by the end of 2008.

Although the Hangzhou Bay Bridge, along with several other expressways and bridges tentatively planned for the Yangtze River Delta region, will result in diversions in traffic flow from certain sections of existing expressways such as the Shanghai-Hangzhou-Ningbo Expressway in the immediate years upon their opening to traffic, the exact degree of which is still being studied by the Company, however these expressways and bridges also serve to help enhance the networking effect, thereby benefiting the existing expressways operated by the Group.

The increasingly comprehensive expressway network within and around Zhejiang Province, coupled with the rapidly growing volume of containers handled by the Port of Shanghai and Port of Ningbo, have already resulted in substantially increased container truck traffic on the expressways operated by the Group. With major expressways connecting Zhejiang Province and the neighboring provinces expected to be completed in the next few years, thereby linking inland provinces directly to the ports, increasing heavy truck traffic is expected to be generated on the expressways operated by the Group.

Rapid economic development in cities and townships along the expressways operated by the Group has also led to proposals currently being studied by the Company to increase the number of interchanges along these expressways, as well as to extend connecting roads between the expressways and the cities and townships, so as to provide better access and wider reach for the expressways operated by the Group.

In view of the above, the challenge for the Company is to take full advantage of the enormous opportunities presented by an increasingly integrated Yangtze River Delta region, while limiting the impact of potential traffic diversions from existing expressways operated by the Group.

APPRECIATIONS

I would like to thank our frontline employees who have worked diligently to throughout the SARS outbreak on implementing measures contain the disease and minimizing the impact on our business operations, as well as to thank all employees for their contribution in achieving an excellent first-half.

By Order of the Board
GENG Xiaoping
Chairman

Hangzhou, August 18, 2003

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk in due course.

Notice of the First Extraordinary General Meeting 2003

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00 a.m. on October 9, 2003 (Thursday) at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou, the People's Republic of China (the "PRC") to consider and approve the proposed interim dividend of the Company for the six months ended June 30, 2003.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou
August 18, 2003

Notes:

1. **Eligibility for attending the EGM**

   Holders of H shares of the Company ("H Shares") who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited located at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on September 8, 2003.

2. **Registration procedures for attending the EGM**

   (1) Shareholders of the Company intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before September 18, 2003.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints a legal representative to attend the EGM, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the EGM.

3. **Proxy**

   (1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the completed form of proxy and any power of attorney or other authorization document(s) (which have been notarised) must be delivered, in the case of holders of domestic shares of the Company, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited located at Room 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. **Closure of Register of Members**

The register of members of H Shares will be closed from September 9, 2003 to October 8, 2003 (both days inclusive), during which no transfer of shares will be registered.

5. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province 310007
People's Republic of China

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329